    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 27, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
          14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          CONVERGENT GROUP CORPORATION
                           (Name of Subject Company)

                        CONVERGENT ACQUISITION SUB, INC.
                         CONVERGENT HOLDING CORPORATION
                      SCHLUMBERGER TECHNOLOGY CORPORATION
                            GLENN E. MONTGOMERY, JR.
                               LARRY J. ENGELKEN
                                SCOTT M. SCHLEY
                                BRYAN R. MILEGER
                              DAVID J. RUBINSTEIN
                                ANDREA S. MAIZES
                          CONVERGENT GROUP CORPORATION
                        (Name of Filing Person--Offeror)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   21247V 10
                     (CUSIP Number of Class of Securities)
                           --------------------------

                           JEAN CHEVALLIER, PRESIDENT
                         CONVERGENT HOLDING CORPORATION
                            C/O SCHLUMBERGER LIMITED
                    277 PARK AVENUE NEW YORK, NEW YORK 10172
                           TELEPHONE: (212) 350-9400

            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                           --------------------------

                                   COPIES TO:

     RICHARD R. PLUMRIDGE, ESQ.               ILAN S. NISSAN, ESQ.                KEVIN S. CRANDALL, ESQ.
         LEXI METHVIN, ESQ.                DOMINICK P. DECHIARA, ESQ.                HOLLAND & HART LLP
  BROBECK, PHLEGER & HARRISON LLP       O'SULLIVAN GRAEV & KARABELL, LLP           555 SEVENTEENTH STREET
370 INTERLOCKEN BOULEVARD, SUITE 500          30 ROCKEFELLER PLAZA                       SUITE 3200
     BROOMFIELD, COLORADO 80021             NEW YORK, NEW YORK 10112               DENVER, COLORADO 80202
           (303) 410-2000                        (212) 408-2400                        (303) 295-8052

            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                           --------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                    AMOUNT OF FILING FEE
                    $379,416,392(1)                                           $75,884(2)(3)

(1) Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 47,427,049 shares of common stock, par value $0.001 per share, of Convergent Group Corporation, at a price per share of $8.00 in cash. Such number of shares represents the sum of all of the 43,414,402 outstanding shares and the 4,012,647 outstanding options to acquire shares of Convergent common stock.

(2) Calculated as 1/50th of 1% of the transaction value.

(3) Wired to the SEC's lockbox account on October 26, 2000.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: None                  Filing Parties: Not Applicable

    Form or Registration No.: Not Applicable          Date Filed: Not Applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/X/  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in "Summary of Our Offer" in the Offer to Purchase, dated October 27, 2000 (the "Offer to Purchase") of Convergent Acquisition Sub, Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Convergent Holding Corporation, a Delaware corporation (the "Parent"), which is a wholly owned subsidiary of Schlumberger Technology Corporation, a Texas corporation ("STC"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Convergent Group Corporation, a Delaware corporation ("Convergent"). Convergent's principal executive office is located at 6399 South Fiddlers Green Circle, Suite 600, Greenwood Village, Colorado 80111, and its telephone number is (303) 741-8400. The information set forth under "The Tender Offer--Information Concerning Convergent" in the Offer to Purchase is incorporated herein by reference.

    (b) This Tender Offer Statement on Schedule TO relates to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, of Convergent, for $8.00 per share, net to seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal ("Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in "Summary of Our Offer," "Introduction," and "The Tender Offer--Price Range of Convergent's Common Stock" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "The Tender Offer--Price Range of Convergent's Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    The names of the filing persons are Schlumberger Technology Corporation, Convergent Holding Corporation and Convergent Acquisition Sub, Inc. The information set forth in "Introduction," "The Tender Offer--Information Concerning Us, Our Parent and STC" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    The information set forth in "The Tender Offer--Terms of Our Offer; Expiration Date," "The Tender Offer--Acceptance for Payment and Payment for Shares," "The Tender Offer--Procedures for Accepting Our Offer and Tendering Shares," "The Tender Offer--Withdrawal Rights," "The Tender Offer--Material Federal Income Tax Consequences," "The Tender Offer--Price Range of Convergent's Common Stock," "The Tender Offer--Possible Effects of Our Offer on the Market for the Shares; Nasdaq Listing; Margin Regulations and Exchange Act Registration," "The Tender Offer--Information Concerning Convergent," "The Tender Offer-- Convergent Projections," "The Tender Offer--Information Concerning Us, Our Parent and STC," "The Tender Offer--Financing of Our Offer and the Merger," "The Tender Offer--Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements," "The Tender Offer--Conditions of Our Offer," "The Tender Offer--Legal Matters and Regulatory Approvals," "The Tender Offer--State Take-Over Laws," "The Tender Offer--Rights of Dissenting Stockholders," "The Tender Offer--Fees and Expenses" and "The Tender Offer--Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information set forth in "Special Factors--Background of Our Offer, Contacts with Convergent; Negotiations and Agreements," "The Tender Offer-- Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    The information set forth in "Summary of Our Offer," "Introduction," "Special Factors--Purposes, Alternatives, Effects and Plans," "The Tender Offer--Terms of Our Offer; Expiration Date," and "The Tender Offer--Possible Effects of Our Offer on the Market for the Shares; Nasdaq Listing; Margin Regulations and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in "Summary of Our Offer," "Introduction," and "The Tender Offer--Financing of Our Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in "The Tender Offer--Information Concerning Us, Our Parent and STC" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in "The Tender Offer--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    The information set forth in "Summary of Our Offer," "Introduction," "Special Factors--Background of Our Offer; Contacts with Convergent, Negotiations and Agreements," "Special Factors--Purposes, Alternatives, Effects and Plans," "Special Factors--Interests of Certain Persons in Our Offer and the Merger," "The Tender Offer--Terms of Our Offer; Expiration Date," "The Tender Offer--Acceptance for Payment and Payment for Shares," "The Tender Offer--Procedures for Accepting Our Offer and Tendering Shares," "The Tender Offer--Withdrawal Rights," "The Tender Offer--Material Federal Income Tax Consequences," "The Tender Offer--Financing of Our Offer and the Merger," "The Tender Offer--Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements," "The Tender Offer--Conditions of Our Offer," "The Tender Offer--Legal Matters and Regulatory Approvals," "The Tender Offer--State Take-Over Laws," "The Tender Offer--Rights of Dissenting Stockholders," and "The Tender Offer--Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)   Offer to Purchase dated October 27, 2000.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.

(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.

(a)(6)   Text of press release issued by Schlumberger Limited, dated
         October 16, 2000 (incorporated by reference to the Schedule
         TO-C filed by Schlumberger Limited with the Securities and Exchange Commission on October 17, 2000).

(a)(7) Text of press release issued by Convergent dated October 16, 2000 (incorporated by reference to Schedule 14D-9 filed by Convergent with the Securities and Exchange Commission on October 16, 2000).

(a)(8)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.

(a)(9)   Form of Summary Advertisement, dated October 27, 2000.

(b)      Not applicable.

(c)(1)   Fairness Opinion of Morgan Stanley & Co. Incorporated
         ("Morgan Stanley") (filed as Annex A to the Offer to
         Purchase).

(c)(2) Presentation of Morgan Stanley, to the Special Committee of the Board of Directors of Convergent dated October 13, 2000.

(d)(1) Agreement and Plan of Merger, dated as of October 13, 2000, among Convergent, Parent, Purchaser and STC.

(d)(2)   Nondisclosure Agreement, dated July 6, 2000, between
         Convergent and Schlumberger, Industries S.A., as amended on August 4, 2000.

(d)(3)   Exclusivity Agreement, dated September 20, 2000, between
         Convergent and Schlumberger Limited.

(d)(4)   Exclusivity Agreement, dated September 29, 2000, between
         Convergent and Schlumberger Limited.

(d)(5)   Voting Agreement, dated as of October 13, 2000, among
         Parent, Purchaser, STC and the Contributing Stockholders set forth on the signature pages thereto (incorporated by reference to the Schedule 13-D filed by Parent and others with the Securities and Exchange Commission on October 23,
         2000).

(d)(6) Tender and Voting Agreement, dated as of October 13, 2000, among Parent, Purchaser, STC and the Major Stockholders set forth on the signature pages thereto (incorporated by reference to the Schedule 13-D filed by Parent and others with the Securities and Exchange Commission on October 23,
         2000).

(d)(7)   Subscription and Contribution Agreement, dated as October
         13, 2000, among Parent, STC, Cinergy and the Management
         Investors set forth on the signature pages thereto
         (incorporated by reference to the Schedule 13-D filed by Parent and others with the Securities and Exchange
         Commission on October 23, 2000).

(d)(8)   Employment Agreement, dated as of October 13, 2000, between
         Convergent and Glenn E. Montgomery, Jr.

(d)(9)   Employment Agreement, dated as of October 13, 2000, between
         Convergent and Larry J. Engelken.

(d)(10)  Employment Agreement, dated as of October 13, 2000, between
         Convergent and Scott M. Schley.

(d)(11)  Employment Agreement, dated as of October 13, 2000, between
         Convergent and Bryan R. Mileger.

(d)(12)  Employment Agreement, dated as of October 13, 2000, between
         Convergent and Andrea S. Maizes.

(d)(13)  Employment Agreement, dated as of October 13, 2000, between
         Convergent and David J. Rubinstein.

(d)(14)  Power of Attorney of the filing persons.

(d)(15) Recapitalization Agreement, dated as of August 13, 1999, among Convergent, certain of its shareholders, Scott M.
         Schley, the Investors listed on Schedule I thereto and Insight Capital Partners III, L.P., incorporated by reference to Exhibit 10.13 to Form S-1 by Convergent filed pursuant to Rule 424(b) with the SEC on July 31, 2000
         (Registration No. 333-30586).

(d)(16) Restricted Stock Agreement, dated as of October 19, 1999, between Convergent and John W. Blend III, incorporated by reference to Exhibit 10.14 to Form S-1 by Convergent filed pursuant to Rule 424(b) with the SEC on July 31, 2000
         (Registration No. 333-30586).

(d)(17) Restricted Stock Agreement, dated as of October 19, 1999, between Convergent and Robert Sharpe, incorporated by reference to Exhibit 10.15 to Form S-1 by Convergent filed pursuant to Rule 424(b) with the SEC on July 31, 2000
         (Registration No. 333-30586).

(d)(18)  Stock Pledge Agreement dated as of August 13, 1999, between
         Convergent and Glenn E. Montgomery, Jr., incorporated by reference to Exhibit 10.16 to Form S-1 by Convergent filed pursuant to Rule 424(b) with the SEC on July 31, 2000
         (Registration No. 333-30586).

(d)(19) Form of Stockholders Agreement among Parent, STC, Cinergy and the management investors listed on the signatures pages thereto.

(d)(20) Form of Investor Rights Agreement by and between Parent, STC and Cinergy.

(f)      Section 262 of the Delaware General Corporation Law.

(g)      Not applicable.

(h)      None requested or provided.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    ITEM 2. SUBJECT COMPANY INFORMATION.

        1002(d)--Dividends. The information set forth in "The Tender Offer--Price Range of Convergent's Common Stock" and "The Tender Offer--Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements" in the Offer to Purchase is incorporated herein by reference.

        1002(e)--Prior Public Offerings. The information set forth in "The Tender Offer--Price Range of Convergent's Common Stock" in the Offer to Purchase is incorporated herein by reference.

        1002(f)--Prior Stock Purchases.

        The following chart sets forth all purchases by the management investors of the common stock of Convergent during the past two years:

FILING PERSON                           DATE OF PURCHASE   NUMBER OF SHARES
-------------                           ----------------   ----------------
Engelken..............................       8/13/99          1,460,817*
Engelken..............................       8/13/99          1,446,458*
Engelken..............................       9/22/99            113,313*
Engelken..............................       7/31/00             10,000
Montgomery............................       8/13/99          1,460,817*
Montgomery............................       8/13/99          1,446,458*
Montgomery............................       9/22/99            113,313*
Montgomery............................       1/13/00            755,420
Schley................................       8/13/99            809,656*
Schley................................       9/22/99             37,771*
Rubenstein............................      10/11/99             94,428
Maizes................................       3/10/00             50,000
Maizes................................       3/10/00                500
Mileger...............................        2/1/00            188,855

*   These shares were acquired pursuant to stock grants.

    With the exception of purchases in the year 2000, the price per share with respect to each purchase of common stock during the relevant periods was $0.092, which is the exercise price of employee stock options, and accordingly represents the average quarterly purchase price. With respect to the first quarter of the year 2000, the range of prices paid was from a low price for the period of $0.092 per share to a high price of $7.94 per share of common stock, with an average purchase price for the quarter of $6.01 per share. The shares purchased in the third quarter of 2000 were at the initial public offering price of $7.00 per share.

    ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        1003(a)-(c)--Name and Address; Business Background of Entities; Business and Background of Natural Persons. The information set forth in "The Tender Offer--Information Concerning Convergent" in the Offer to Purchase is incorporated herein by reference.

    ITEM 4. TERMS OF THE TRANSACTION.

        1004(c)--Different Terms. None.

        1004(d)--Appraisal Rights. The information set forth in "Summary of Our Offer" and "The Tender Offer--Rights of Dissenting Stockholders" in the Offer to Purchase is incorporated herein by reference.

        1004(e)--Provisions for Unaffiliated Security Holders. None.

        1004(f)--Eligibility for Listing or Trading. Not applicable.

    ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        1005(c)--Negotiations or Contacts. The filing persons are not aware of any matters to be disclosed in this Item 5(c), other than that set forth in "Special Factors--Interests of Certain Persons in Our Offer and the Merger" in the Offer to Purchase, which is incorporated herein by reference.

        1005(e)--Agreements Involving the Subject Company's Securities. The Recapitalization Agreement, dated as of August 13, 1999, among Convergent, certain of its shareholders, Scott M. Schley as the Shareholders' Representative (as such term is defined therein), the Investors (as such term is defined therein) listed on Schedule I thereto and Insight Capital Partners III, L.P. as the

    Investors' Representative (as such term is defined therein); the Restricted Stock Agreement, dated as of October 19, 1999, between Convergent and
    John W. Blend III; the Restricted Stock Agreement, dated as of October 19, 1999, between Convergent and Robert Sharpe; and the Stock Pledge Agreement, dated as of August 13, 1999, between Convergent and Glenn E. Montgomery, Jr., attached as Exhibits 10.13, 10.14, 10.15 and 10.16, respectively, to Form S-1 filed by Convergent with the SEC on July 31, 2000 (Registration
    No. 333-30586) are incorporated herein by reference. The information set forth in "Special Factors--Interests of Certain Persons in Our Offer and the Merger" and "The Tender Offer--Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements" in the Offer to Purchase is incorporated herein by reference.

    ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        1006(b)--Use of Securities Acquired. Convergent's securities are expected to be retired. The information set forth in "Summary of Our Offer," "Introduction," "Tender Offer--Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements" and "Tender Offer--Possible Effects of Our Offer on the Market for the Shares; Nasdaq Listing; Margin Regulations and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

        1006(c)(8)--Upon completion of the merger, the Purchaser, or any of its affiliates, may cause the suspension of the subject company's obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended. The information set forth in "Special Factors--Purposes, Alternatives, Effects and Plans" in the Offer to Purchase is incorporated herein by reference.

    ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        1013(a), (c) and (d)--Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction. The information set forth in "Summary of Our Offer," "Introduction," "The Tender Offer--Terms of Our Offer; Expiration Date," "Special Factors--Purposes, Alternatives, Effects and Plans," "Special Factors--Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction" and "The Tender Offer--Possible Effects of Our Offer on the Market for the Shares; Nasdaq Listing; Margin Regulations and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

        (b)--Alternatives. The information set forth in "Special
    Factors--Purposes, Alternatives, Effects and Plans" in the Offer to Purchase is incorporated herein by reference.

    ITEM 8. FAIRNESS OF THE TRANSACTION.

        1014--Fairness of the Going-Private Transaction.

        (a) and (b)--Fairness; Factors Considered in Determining Fairness. The information set forth in "Summary of Our Offer," "Introduction," "Special Factors--Background of Our Offer; Contacts with Convergent; Negotiations and Agreements," "Special Factors--Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction" and "Special Factors--The Position of Convergent and the Senior Management as to the Fairness of Our Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

        (c)--Approval of Security Holders. The information set forth in "Introduction" and "Special Factors--Purposes, Alternatives, Effects and Plans" in the Offer to Purchase is incorporated herein by reference.

        (d)--Unaffiliated Representative. No unaffiliated representative has been retained to act solely on behalf of the unaffiliated security holders.

        (e)--Approval of Directors. The information set forth in "Summary of Our Offer," "Introduction" and "Special Factors--Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction" in the Offer to Purchase is incorporated herein by reference.

        (f)--Other Offers. None.

    ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

        1015(a)--Report, Opinion or Appraisal. The information set forth in "Special Factors--Reports, Opinions, Appraisals and Negotiations" in the Offer to Purchase is incorporated herein by reference. See the Fairness Opinion of and Presentation to the Special Committee of the Board of Directors of Convergent by Morgan Stanley & Co. Incorporated attached to the Offer to Purchase as Annex A and Exhibit (c)(1) and Exhibit (c)(2), respectively, which are incorporated herein by reference.

        (b)--Preparer and Summary of the Report, Opinion or Appraisal. See the Fairness Opinion of and Presentation to the Special Committee of the Board of Directors of Convergent by Morgan Stanley & Co. Incorporated attached to the Offer to Purchase as Annex A and Exhibit (c)(1) and Exhibit (c)(2), respectively, which are incorporated herein by reference. The information set forth in "Special Factors--Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction," "Special Factors--The Position of Convergent and the Senior Management as to the Fairness of Our Offer and the Merger" and "Special Factors--Reports, Opinions, Appraisals and Negotiations" in the Offer to Purchase is incorporated herein by reference.

        (c)--Availability of Documents. The Fairness Opinion of and Presentation to the Special Committee of the Board of Directors by Morgan Stanley & Co. Incorporated are attached to the Offer to Purchase as Annex A and Exhibit (c)(1) and Exhibit (c)(2), respectively, and are incorporated herein by reference.

    ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        1007(c)--Expenses. The information set forth in "The Tender Offer--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

    ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        1008(b)--Securities Transactions. There have been no transactions in securities of the subject company during the past 60 days.

    ITEM 12. THE SOLICITATION OR RECOMMENDATION.

        1012(d)--Intent to Tender or Vote in a Going-Private Transaction. The information set forth in "Summary of Our Offer," "Introduction," "Special Factors--Interests of Certain Persons in Our Offer and the Merger" and The Tender Offer--Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements" in the Offer to Purchase is incorporated herein by reference.

        (e)--Recommendations of Others. The information set forth in "Summary of Our Offer," "Introduction," "Special Factors--Background of Our Offer; Contacts with Convergent, Negotiations and Agreements," "Special Factors--Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction," "Special

    Factors--The Position of Convergent and the Senior Management as to the Fairness of Our Offer and the Merger" and "The Tender Offer--Fees and Expenses" in the Offer to Purchase and is incorporated herein by reference.

    ITEM 13. FINANCIAL STATEMENTS.

        1010--Financial Information.

        (a)(1)--The audited financial statements of Convergent for the years ended December 31, 1998 and 1999 set forth on pages F-1 through F-22 of the registration statement on Form S-1 filed pursuant to Rule 424(b) with the SEC on July 31, 2000 (Registration No. 333-30586) are incorporated herein by reference.

        (a)(2)--The unaudited balance sheet of Convergent, comparative year-to-date income statements and the related earnings per share data, statement of cash flows, and comprehensive income of the company for the quarterly period ended June 30, 2000 set forth at Item 1, pages 1 through 11 on Form 10-Q filed with the SEC on September 14, 2000, are incorporated herein by reference.

        (a)(3)--The ratio of earnings to fixed charges for the years ended December 31, 1998 and 1999 and the periods ended June 30, 1999 and 2000 were 33.07, (20.34), 112.89 and 0.35, respectively.

        (a)(4)--The book value per share as of the most recent interim balance sheet filed on Form 10-Q with the SEC on September 14, 2000, was $0.092, based on shares outstanding. The audited financial statements and reports filed under the Exchange Act can be inspected at the SEC's public reference room in Washington, D.C., and at the SEC's regional offices in Chicago, Illinois and New York, New York. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The registration statement can also be reviewed by accessing the SEC's Internet site at HTTP://WWW.SEC.GOV.

        (b)--Pro Forma Information. Not Applicable.

    ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        1009(a) and (b)--Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in "The Tender Offer-Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

    ITEM 15. ADDITIONAL INFORMATION.

        1011(b)--Other Material Information. Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2000

CONVERGENT ACQUISITION SUB, INC.               CONVERGENT HOLDING CORPORATION

By: /s/ JEAN CHEVALLIER                        By: /s/ JEAN CHEVALLIER
Name: Jean Chevallier                          Name: Jean Chevallier
Title: President                               Title: President

SCHLUMBERGER TECHNOLOGY CORPORATION            GLENN E. MONTGOMERY, JR.

                                               /s/ GLENN E. MONTGOMERY, JR.
By: /s/ JEAN CHEVALLIER                        --------------------------------------------
Name: Jean Chevallier
Title: Attorney-In-Fact

SCOTT M. SCHLEY                                ANDREA S. MAIZES

/s/ SCOTT M. SCHLEY                            /s/ ANDREA S. MAIZES
--------------------------------------------   --------------------------------------------

BRYAN R. MILEGER                               DAVID J. RUBINSTEIN

/s/ BRYAN R. MILEGER                           /s/ DAVID J. RUBINSTEIN
--------------------------------------------   --------------------------------------------

LARRY J. ENGELKEN                              CONVERGENT GROUP CORPORATION

/s/ LARRY J. ENGELKEN
--------------------------------------------   By: /s/ GLENN E. MONTGOMERY, JR.
                                               Name: Glenn E. Montgomery, Jr.
                                               Title: Chief Executive Officer

EXHIBIT INDEX

(a)(1)   Offer to Purchase dated October 27, 2000.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.
(a)(6)   Text of press release issued by Schlumberger Limited, dated
         October 16, 2000 (incorporated by reference to the Schedule
         TO-C filed by Schlumberger Limited with the Securities and Exchange Commission on October 17, 2000).
(a)(7) Text of press release issued by Convergent dated October 16, 2000 (incorporated by reference to Schedule 14D-9 filed by Convergent with the Securities and Exchange Commission on October 16, 2000).
(a)(8)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(9)   Form of Summary Advertisement dated October 27, 2000.
(c)(1)   Fairness Opinion of Morgan Stanley & Co. Incorporated
         ("Morgan Stanley") (filed as Annex A to the Offer to
         Purchase).
(c)(2) Presentation of Morgan Stanley to the special committee of the Board of Directors of Convergent, dated October 13,
         2000.
(d)(1) Agreement and Plan of Merger, dated as of October 13, 2000, among Convergent, Parent, Purchaser and STC.
(d)(2)   Nondisclosure Agreement, dated July 6, 2000, between
         Convergent and Schlumberger, Industries S.A., as amended on August 4, 2000.
(d)(3)   Exclusivity Agreement, dated September 20, 2000 between
         Convergent and Schlumberger Limited.
(d)(4)   Exclusivity Agreement, dated September 29, 2000 between
         Convergent and Schlumberger Limited.
(d)(5)   Voting Agreement, dated as of October 13, 2000, among
         Parent, Purchaser, STC and the Contributing Stockholders set forth on the signature pages thereto (incorporated by reference to the Schedule 13-D filed by Parent and others with the Securities and Exchange Commission on October 23,
         2000).
(d)(6) Tender and Voting Agreement, dated as of October 13, 2000, among Parent, Purchaser, STC and the Major Stockholders set forth on the signature pages thereto (incorporated by reference to the Schedule 13-D filed by Parent and others with the Securities and Exchange Commission on October 23,
         2000).
(d)(7)   Subscription and Contribution Agreement, dated as October
         13, 2000, among Parent, STC, Cinergy and the Management
         Investors set forth on the signature pages thereto
         (incorporated by reference to the Schedule 13-D filed by Parent and others with the Securities and Exchange
         Commission on October 23, 2000).
(d)(8)   Employment Agreement, dated as of October 13, 2000, between
         Convergent and Glenn E. Montgomery, Jr.
(d)(9)   Employment Agreement, dated as of October 13, 2000, between
         Convergent and Larry J. Engelken.
(d)(10)  Employment Agreement, dated as of October 13, 2000, between
         Convergent and Scott M. Schley.
(d)(11)  Employment Agreement, dated as of October 13, 2000, between
         Convergent and Bryan R. Mileger.
(d)(12)  Employment Agreement, dated as of October 13, 2000, between
         Convergent and Andrea S. Maizes.

(d)(13)  Employment Agreement, dated as of October 13, 2000, between
         Convergent and David J. Rubinstein.
(d)(14)  Power of Attorney of the filing persons.
(d)(15) Recapitalization Agreement, dated as of August 13, 1999, among Convergent, certain of its shareholders, Scott M.
         Schley, the Investors listed on Schedule I thereto and Insight Capital Partners III, L.P., incorporated by reference to Exhibit 10.13 to Form S-1 by Convergent filed pursuant to Rule 424(b) with the SEC on July 31, 2000
         (Registration No. 333-30586).
(d)(16) Restricted Stock Agreement, dated as of October 19, 1999, between Convergent and John W. Blend III, incorporated by reference to Exhibit 10.14 to Form S-1 by Convergent filed pursuant to Rule 424(b) with the SEC on July 31, 2000
         (Registration No. 333-30586).
(d)(17) Restricted Stock Agreement, dated as of October 19, 1999, between Convergent and Robert Sharpe, incorporated by reference to Exhibit 10.15 to Form S-1 by Convergent filed pursuant to Rule 424(b) with the SEC on July 31, 2000
         (Registration No. 333-30586).
(d)(18)  Stock Pledge Agreement dated as of August 13, 1999, between
         Convergent and Glenn E. Montgomery, Jr., incorporated by reference to Exhibit 10.16 to Form S-1 by Convergent filed pursuant to Rule 424(b) with the SEC on July 31, 2000
         (Registration No. 333-30586).
(d)(19) Form of Stockholders Agreement among Parent, STC, Cinergy and the management investors listed on the signatures pages thereto.
(d)(20) Form of Investor Rights Agreement by and between Parent, STC and Cinergy.
(f)      Section 262 of the Delaware General Corporation Law.

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